May 19, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. Amendment No. 2 to Form 10-12G Filed May 16, 2016 File No. 000-55506

Dear Ms. Hayes:

At the request of the Staff of the Securities and Exchange Commission (the “Commission”), Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), hereby submits the following response to the oral comment received via teleconference on May 18, 2016, relating to the Company’s Amendment No. 2 to Form 10-12G, filed on May 16, 2016. This response has been prepared by the Company.

Annual share issue pursuant to founder’s agreement (as heard verbally)

1.	You state that as consideration for the transfer of rights under the Founder’s agreement, the company will also issue annually, shares of common stock of fortress equal to 2.5% of the fully diluted outstanding equity of Checkpoint at the time of issuance. Please tell us why the issuance of the 688,755 shares in the three months ended March 31, 2016 is not recorded as R&D expenses. In addition, please tell us how you valued the share issuance and why the fair value of the recent common stock offering and the valuation on F-13 does not appear to be considered in the valuation.

Response:

On the anniversary date of the Founder’s Agreement, Checkpoint Therapeutics, Inc. (the “Company”) recorded the issuance to its parent company, Fortress Biotech, Inc. (“Fortress”), of 2.5% of the Company’s fully diluted outstanding equity as a distribution. The Company’s position is that the aggregate consideration provided by the Company to Fortress in accordance with the Founders Agreement should be bifurcated into (i) the assignment of licenses to the Company by Fortress and (ii) the founding of the Company by Fortress.

In consideration for the licenses acquired in the Founder’s Agreement, the Company assumed all of Fortress’ liabilities and obligations related to such acquired licenses, including approximately $2.8 million of debt. The debt funded the upfront costs of the licenses, initial pre-clinical work conducted by the Company, as well as costs directly related to the formation of the Company. Fortress assigned both of the licenses to the Company effective the same date as the acquisition by Fortress of such licenses, and the related upfront licensing payments to the licensors were included in the Company’s R&D expenses in the respective periods that they were assigned. Therefore, the Company paid the full value of each license and assumed all future obligations of each license at the time of licensing by Fortress and assignment to the Company, with no additional services being provided by Fortress in connection with the licenses.

In consideration for founding the Company, on the anniversary date of the Founders Agreement, the Company issued to Fortress 2.5% of the fully diluted outstanding equity of the Company and will continue to issue 2.5% of the fully diluted outstanding equity of the Company on each subsequent anniversary date. Based on the Company’s review of the true economics of this transaction, the Company has concluded that it should account for the issuance of the 688,755 shares (2.5% of the fully diluted outstanding equity) as a distribution on the date of issuance. Fortress has not performed, nor will it perform, any services for this consideration, as it solely relates to the founding of the Company and is in no way tied to the assignment of the licenses in the Founders Agreement. For example, if the Company sold the licenses to a third party, which it is entitled to do, the 2.5% annual distribution would still be due to Fortress on each anniversary date. Furthermore, Fortress is perpetually entitled to the 2.5% annual distribution on each anniversary date, regardless of the ownership of the Company or the licenses the Company holds. The Company’s conclusion is consistent with Ernst & Young’s Share Based Payment Guide (Section 2.3.3.3), which states:

Because the controlling entity (parent) always can direct a controlled entity (Subsidiary A) to grant stock compensation to its employees and to employees of other members of the control group (Subsidiary B), the EITF concluded in Issue 21 of Issue 00-23 that the grantor (Subsidiary A) should measure the fair value of the option or award at the grant date (i.e., the same measurement date for equity instruments granted to employees under ASC 718) and recognize that amount as a dividend to the controlling entity. The EITF believed that recognizing this transaction as a dividend reflects the economics of the arrangement because it may not be clear that the entity granting the stock compensation has received goods or services in return for that grant, or, if the entity has received goods or services, whether the fair value of those goods or services approximates the value of the awards. However, to the extent that the parent or its employees provide services to the subsidiary, the subsidiary should consider the guidance in SAB Topic 1.B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity.

Additionally, the Company’s policy is to record distributions at fair value as a deduction from retained earnings until retained earnings is exhausted. Since the Company has maintained an accumulated deficit since inception, it recorded the fair value of the distribution as a debit to additional paid in capital and a credit to additional paid in capital and, therefore, the fair value of the distribution does not appear in the Company’s financial statements.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number below.

Sincerely,

            /s/ James F. Oliviero, CFA

            James F. Oliviero, CFA

President & CEO

(212) 574-2830